
November 18, 2010

Michael K. Sharnas
Vice President and General Counsel
Visteon Corporation
One Village Center Drive
Van Buren Township, MI 48111

>   **Re: Visteon Corporation**
>   **Registration Statement on Form S-1**
>   **Filed on October 22, 2010**
>   **File No. 333-170104**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed on February 26, 2010**
>   **File No. 001-15827**

Dear Mr. Sharnas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed on October 22, 2010

Incorporation by Reference of Certain Documents, page iv

1.   Please revise to incorporate by reference your Form 10-Q for the period ended September 30, 2010.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 8

Fresh Start Adjustments, page 9

2.   Please revise to disclose the method you used to determine your reorganization value including the specific assumptions used. Please refer to ASC 852-10-50-7(c) for further guidance.

Pro Forma Financial Information, page 9

3.   Please update and revise your Pro Forma Financial Statements as of and for the nine months ended September 30, 2010.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results from Operations, page 31

4.   We note your discussion and analysis of costs of sales is limited to the context of gross margin, which does not address your expenses directly. We believe your gross margin disclosures should be supplemented with or, preferably, replaced by a discussion and analysis of costs on a stand-alone basis (not in the context of gross margin). Further, we believe such disclosure should be more comprehensive than that currently presented and should include separate quantification and discussion of changes in significant components of costs of sales, such as labor, materials, or other components, to the extent material. In addition, where discussing changes in these significant components, please provide total amounts in addition to the changes to provide context to readers. We believe the use of tables will help in this regard.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief